

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 10, 2006

Mr. P.M. Smyth
Chief Executive Officer
CityView Corporation Limited
Level 9 28 The Esplanade
Perth Western Australia 6000

> **Re:** **CityView Corporation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **Response Dated September 15, 2006**
> **File No. 0-28794**

Dear Mr. Smyth:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2005

General

1.	Please submit your letter of correspondence with dated September 15, 2006 on EDGAR, as well as any future correspondence.

2.   Please insert an explanatory paragraph at the forepart of your amended document explaining the reasons you are filing the amendment, and referring readers to specific locations within the amended filings where further details are presented.

Controls and Procedures, page 28

3.   We have read the revisions you propose in response to prior comment 1, regarding your conclusions about the effectiveness of your disclosure controls and procedures. Although your suggested changes are helpful to some degree, because your representation stating that such controls and procedures are effective "…to ensure that all material information required to be filed in this Annual Report on Form 20-F has been made know to them in a timely fashion," while omitting the balance of the definition, your representation is not sufficiently comprehensive. You may remedy this situation by either adding the balance of the definition or by removing the partial definition. Please revise accordingly.

Financial Statements

Note 1 – Statement of Significant Accounting Policies

Compliance with IFRS, page 39

4.   We understand from your response to prior comment 3 that your auditors have agreed to re-issue the audit opinion at the completion of the review. However, the issue raised in that comment concerns the uncertainty posed by the statement in the audit opinion indicating U.S. GAAP has been applied, contrasted with your disclosures in the notes to the financial statements indicating that Australian IFRS has been applied. The resolution of this matter will require correction to either the audit opinion or the disclosures, which is different in character than a reissuance. Please ensure that you make this distinction in the disclosures covering the reasons for filing your amendment. We may have further comment once you determine and disclose which body of accounting principles has been followed in preparing your financial statements.

(e) Acquisition, Exploration, and Development Expenditure, page 41

5.   We have read your response to prior comment 4, indicating you apply the full cost *method* of accounting for your oil and gas activities. However, your proposed disclosure revision, stating that costs and expenditures are recorded *at* full cost does not convey the same level of understanding. If your financial statements are not prepared in accordance with U.S. GAAP, you should also add clarifying disclosure in Note 26.

Note 4 – Income Tax, page 44

6.	We have read your response to prior comment 5, in which you indicate that Notes 2, 3, and 4 should be read in conjunction with each other and provide the basis for your tax expense. However, if income tax expense/benefit is the financial measure you are ultimately calculating, it would be helpful to condense the information in these notes under a single note labeled 'Income Tax,' or a similar heading, that includes your calculation of this measure. Alternatively, it would be necessary to precede the three notes with disclosure explaining how the information is intertwined and intended to be merged in forming an understanding of your tax expense. Please revise accordingly.

Note 9 – Non Current Receivables, page 47

7.	We note that in response to prior comment 6 you have added disclosure indicating that ultimate recoverability of your loans to Medco Madura Pty. Ltd. and Medco Simenggaris Pty. Ltd. "…is dependent upon the successful exploitation of the Madura and Simenggaris blocks by those companies." Please further expand your disclosure to state your ownership interest in these entities, and to indicate whether you have agreed to waive repayment in the event exploitation is not successful. The level of your control over these entities and the manner by which you are accounting for them under IFRS and U.S. GAAP should be clear. Please also disclose details of your funding arrangements sufficient to understand why amounts you provide for exploration result in the recognition of receivables from these entities.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief